DISTRIBUTION AGREEMENT

This Distribution Agreement is entered into on the 18th day of August 2014.

BETWEEN:	Rampart Detection Systems. (“Rampart”), a corporation organized and existing under the laws of British Columbia, with its head office located at:

Address: Suite 203, 22242 48th Avenue Murrayville, British Columbia V3A 3N5, Canada

AND:	Quest Solution ("Quest"), a corporation organized and existing under the laws of Oregon with its head office located at:

860 Conger Street, Eugene, OR 97405.

WHEREAS the two parties agree and set forth the following:

1.0  Distribution Grant and Use of Trademarks

Rampart hereby grants to Quest the exclusive right to purchase from Rampart for resale, Rampart’s Products as set out in Addendum 1, on the terms and prices hereinafter set out. Quest accepts this appointment and hereby agrees to comply with the terms and conditions of this agreement.

Quest agrees that it is not an agent of Rampart and acknowledges that it cannot authorize or make any promises on behalf of Rampart, impose any obligations, representations or warranties, except as provided in Section 1.0 paragraph 3 herein.

Quest shall have the right during continuance of this Agreement and subject to compliance by it with the provisions of this paragraph to use Rampart’s trademarks in promoting the sales of the Product in the territory and, except as permitted in writing by Rampart, for no other purpose whatsoever.

Quest agrees;

a.  To comply with all instructions issued by Rampart relating to the form and manner in which Rampart’s trademarks shall be used and to discontinue immediately upon notice any practice relating to the use of Rampart’s trademarks which in Rampart’s opinion reasonably exercised would or might adversely affect the rights or interests of Rampart or any associate company as are known to Quest;

b.  Not to contest the title of Rampart or any associate company to any patents trademarks, trade names, copyrights and registrations used in connection with the Products, not to effect any registrations thereof, and not to take action to the detriment of their respective interest therein. For purposes of definition the products as mentioned in this paragraph are those products listed in Addendum 1.

c.  Not to effect or permit the removal or alteration of any trade names or marks, patent numbers, or markings except where provided by Private Label [definition?] arrangements.

2.0  Distribution

Quest shall only represent its relationship with Rampart as that of an independent contractor.

Quest shall indemnify and hold harmless Rampart from any or all loss or expense, including reasonable attorney fees, incurred or suffered as a result of any claim for loss or damage made against Rampart arising as a result of Quest’s failure to properly install or service the products or to advise regarding the proper use, installation, or maintenance of the product or otherwise arising out of any wrongful act or omission by Quest.

Rampart covenants and agrees that for the term of this agreement it will not directly sell or market products to anyone in the Territory except as set out in Section 5.0.

Quest agrees that for the duration of the Agreement it will not without the prior written consent of Rampart;

a.  Actively engage or promote any competing items; or

b.  Hold any substantial volume of competing items in stock; or

c.  Solicit customers for the Products for delivery purposes outside the Territory.

3.0 QUEST ORGANIZATION

Quest agrees to establish and maintain a level of representation, based upon market conditions for the Products in the Territory as is appropriate from time to time as shall be satisfactory to Rampart in its reasonable discretion and shall establish and maintain:

a.  Such reasonable numbers of persons who have been adequately trained in the marketing, installation field service, and maintaining of the Product as shall in Rampart’s opinion reasonably exercised, be adequate for the Territory;

b.  Such premises, facilities and equipment for sales, stocking, and servicing of the Product as shall, in Rampart’s opinion reasonably exercised, be adequate for the Territory.

4.0 MARKETING RESPONSIBILITIES

Quest agrees to promote the sale of the products throughout the Territory at its own expense and in a reasonable manner to the satisfaction of Rampart reasonably exercised.

Rampart agrees to assist Quest in the marketing of the Product in the Territory by providing technical support, instruction and support and user training and product documentation.

Rampart agrees to provide Quest adequate training on the applications, use, installation and maintenance of the Product in a reasonable manner to the satisfaction of Quest reasonably exercised.

Rampart agrees to provide Quest with all current product modifications and all current product literature as soon as they become available.

Rampart may from time to time undertake to advertise the product in trade publications or represent the products at national trade shows in the Territory, where shared costs may be required with Quest, subject to written approval where approval will not be unreasonably withheld.

5.0 TERRITORY

For the purposes of this agreement the “Territory” will be defined to all applications involving bulk material handling within but not limited to the mining, power generation, ports, metal processing, shipping, agriculture, aggregate production, forestry, fishery and petroleum industries for the world with the exception of the following countries namely, Canada, China, Mongolia, Taiwan, Vietnam, Laos and South Africa.

6.0 REPORTING

Quest agrees:

a.  To provide Rampart with such reports, estimates and other information regarding stocks, sales and future requirements and other matters as Rampart may reasonably request form time to time.

b.  Quest further agrees to report to Rampart in writing any change in management or control.

7.0 CHANGES IN PRICE AND DESIGN

Prices to be paid by Quest for Rampart Products, shall be Rampart’s as set forth in Addendum 1.

After a period of 18 months Rampart shall have the absolute right to change prices and design of Rampart products without such notice to Quest provided that

a.  The quality shall not be diminished by such change; or,

b.  If the change is required by a federal state or regulatory body

Rampart will endeavor to give 90 days’ advance notice to Quest regarding changes in price and design.

Rampart shall provide Quest most favored pricing that Rampart provides any other third party reseller of Rampart Products.

Rampart shall have the right, at any time, to discontinue the manufacture of any Rampart Product or parts thereof, to make changes in materials and improvements, without incurring any liability whatever, including any obligation to replace or modify the products previously ordered from Rampart.

Rampart will use its best efforts to promptly inform Quest of any material modifications or improvements to the Product.

Quest, however, shall have the option to cancel any pending orders materially affected by any price or design change within (3) three days of being notified of such change provided such notice is 4 weeks prior to delivery.

Rampart will make available a suggested Customer Retail Price Sheet where applicable however, Quest will be free to set market prices within the Territory.  Custom Product orders will require pricing quotation in advance from Rampart for each order.

8.0 PAYMENT

Quest shall pay the invoices for the Products to Rampart 60 days after delivery of the Product to Quest. Delivery shall be deemed to occur at the time Quest or its agent receive the Product at the premises of Quest.

If Quest is overdue in payment for orders previously accepted and filled Rampart reserves the right to refuse orders from Quest until all back payment is made and amend the terms of payment contained in this agreement. Any overdue payment is subject to an interest rate charge of 1% per month.

All payments will be made by wire transfer or an irrevocable method of payment such as bank draft.

9.0 FREIGHT

The products shall be priced FOB Ramparts then current place of business or manufacturing site as long as that location is within the country of Canada. If Rampart shall move production outside of Canada then the terms will be become CIF Quest’s place of business.

10.0 FAILURE TO FILL ORDERS

Rampart shall not be liable for failure to fill or process or for delay in filling or processing orders for any Rampart Products.

If after 90 days Rampart has not been able to fill or process an order then Quest can cancel the order by notifying Rampart in writing.

11.0 INDEMNIFICATION

Subject to the terms and conditions listed below, Rampart agrees to indemnify and defend Quest in any legal proceeding, lawsuit or other judicial action, claims that the Ramparts Products supplied by Rampart infringe any patent(s). With regard to any claim of patent infringement for which Rampart has indemnification obligations hereunder, Rampart’s obligations are subject to the following conditions:

I.  Quest shall notify Rampart in writing of such claim.

II.  Quest shall provide Rampart with notice of any other written communication indicating potential patent infringement claims against Rampart’s Products provided however, Quest’s failure to provide such notice shall in no way constitute a breach of this Agreement by Quest nor in any way excuse Rampart’s obligations under this Agreement.

12.0 INSURANCE

During the term of this agreement Rampart agrees to maintain product liability insurance commiserate with the products that Rampart is manufacturing and selling and name Quest as a secondary insured.  Quest may request proof of such insurance from time to time.

13.0 TERMINATION

Subject to earlier termination as set out below the appointment of Quest shall terminate upon the expiration of the term as set out.

The appointment of Quest may be terminated by Rampart without cause upon (120) one hundred and twenty days written notice but only after a period of eighteen months from the date of this agreement.

Notwithstanding the foregoing the appointment of Quest may be terminated by Rampart with cause only if it is in accordance with terms set out in Section 26.0. In the case of termination by Rampart, shall include:

a.  The insolvency of Quest, or the filing of a voluntary or involuntary petition in bankruptcy by or against Quest, or the making of an assignment for the benefits of Quest’s creditors, or the taking of any similar actions such as making or requesting an assignment for the benefit of Quest’s creditors, or requesting a rearrangement or a composition of creditors, or the voluntary or involuntary dissolution of, or the appointment of a trustee or receiver for Quest.

b.  Any material breach of Quest’s obligations under this Agreement

c.  Failure of Quest to pay any amounts owing Rampart in accordance with any credit terms which may be extended by Rampart.

d.  Failure by Quest to utilize its best efforts as set forth herein or to maintain a satisfactory image of quality and responsibility as a distributor of Rampart Products or engaging in any activity which impairs the goodwill associated with Rampart Products.

14.0 RESULTS OF TERMINATION

Upon the termination of the appointment of Quest (howsoever occasioned):

a.  All rights granted by Rampart to Quest shall immediately be relinquished by Quest; and

b.  Quest shall discontinue the use of and thereafter refrain from using signs, any stationery and any advertising with Rampart’s trademarks or any other trademarks, trade names, designations and slogans owned or used by Rampart or associated companies and thereafter take no action that would make it appear to the public that Quest is still servicing or supplying the Product; provided that Quest shall be entitled but shall not be required to complete an order.

c.  The following conditions shall apply regarding any indebtedness of Quest to Rampart:

i.  Where the appointment of Quest has been  terminated for cause all such indebtedness shall become due and payable as at the effective date of termination of this Agreement, and

ii.  Where the appointment of Quest has been terminated other than for cause all monies owing by Quest to Rampart shall become due and payable in accordance with the payment terms set out by Rampart provided that in the event of non-payment on the due date of any installment all such monies shall immediately become due and payable.

d.  Rampart or any associate company or a successor official Quest or any other entity designated by Rampart for that purpose shall have the option to repurchase, free from all liens and encumbrances, any Products which are on hand and unsold by Quest upon refund of Quest’s cost thereof including shipping and insurance. Such option shall be exercised within 30 days of termination and such repurchase shall be completed within 60 days of termination and Quest agrees to ensure but not be responsible for the cost of the delivery of any such repurchased product in accordance with Rampart’s directions. Provided, however, that this provision shall not oblige Rampart or a successor official Quest to purchase all or any part of Quest’s stock of the Product; in which event Quest shall be entitled to continue to sell and service any such stock as if the Agreement has not been terminated for maximum 180 days; and Quest shall deliver to Rampart or to a successor official Quest or other entity designated by Rampart all price lists and literature relating to sales and Product information, except for those items which have been paid for by Quest.

e.  The termination of this Agreement (howsoever occasioned) shall be without prejudice to any rights or obligations which shall have occurred prior to such termination and shall not destroy or diminish the binding force or effect of any of the provisions of this Agreement which are expressly or by implication provided to come into force upon or continue in force after such termination.

f.  Neither party shall be liable to the other for any compensation, loss or damage arising from termination or non-renewal of this Agreement save and except as may arise from the violation of any provisions thereof.

g.  During any period of notice served by or on behalf of Quest Rampart may appoint another official distributor, accept orders for and sell the Products to anyone other than Quest, and take any other action which it deems necessary to ensure the continuity of distribution of the Products in the Territory, and Quest shall not be entitled to any compensation, commission or other remuneration in respect to any action taken by Rampart in accordance with this paragraph provided any such action does not prevent the completion of sales by Quest effected prior to the termination.

h.  During any period of notice provided under this Agreement Quest may continue to sell product already purchased.

15.0 WARRANTY

I.  Rampart warranties all manufactured products supplied under this agreement for a period of one year from the date of installation by Quest.

II.  Rampart will be responsible for the timely fix or repair of all errors in software or firmware. Rampart agrees that any errors made evident after the warranty period shall be corrected by Rampart on a cost plus basis.

16.0 CHANGES REQUIRED BY LAW

Rampart, at any time, may determine that Federal, State or Provincial laws or regulations adopted hereunder, or any new interpretation thereof; require changes in any provision of this Agreement to reflect changes that are required by such new laws, regulations, or interpretations.

If Quest shall fail to execute such new Agreement or such amendment and return it to Rampart within sixty (60) days after it is offered, this Agreement shall terminate forthwith.

17.0 TERM OF CONTRACT

a.  This Agreement shall become effective as of and on the date of acceptance by Rampart, but only after a probationary distribution period of six (6) months has elapsed from the date of acceptance by Rampart, during which probationary distribution period Quest is obligated to order a minimum of ten (10) BeltGard SteelSPECT systems from Rampart and to pay Rampart in full. Failure by Quest to perform as per the probationary terms above, will nullify, negate and otherwise terminate this Agreement.

b.  Unless sooner terminated under the provisions of Section 13 herein this Agreement shall terminate upon the Termination Date specified in Section 17d of this agreement.

c.  If following the end of the term Rampart permits Quest to continue distributing the product without entering into a new agreement then the terms of this agreement shall continue to apply until such time as either party serves a notice of termination pursuant to section 13 in which case this agreement shall terminate upon expiry of the notice period.

d.  Unless extended by mutual agreement the term of Quest’s appointment shall expire on August 1, 2019.

18.0 ASSIGNMENT

Quest may assign or transfer this Agreement, or any interests herein, including rights and duties of performance, to any company which is a wholly owned subsidiary or affiliated company with common ownership without the written consent of Rampart. Any such assignment made, notwithstanding this paragraph, shall not relieve Quest from any obligation which it has under this Agreement.

Rampart shall be entitled without restriction to assign the whole or any part of this Agreement to any company, subsidiary or partnership that has common ownership with any Rampart company.

19.0 NOTICES

Any notice required or permitted herein shall be in writing and shall be mailed, postage prepaid, marked certified and properly addressed to the party to be notified at the address set forth after each signature line below, subject to change by written notice or either party.

20.0 WAIVER

Failure of either party at any time to require performance of any provisions hereof shall not affect its right to require full performance and the waiver of either party of a breach of any such provision shall not constitute a waiver of any subsequent breach thereof or nullify the effect of such provision.

21.0 CONFIDENTIAL INFORMATION

Written Technical data, drawings, plans and engineering in technical instructions pertaining to the Products are recognized by Quest to be secret and confidential and to be the property of Rampart (“Proprietary Information”). Those items shall at all times and for all purposes be held by Quest in a confidential capacity and shall not, without the prior written consent of Rampart,

a.  be disclosed by Quest to any person, firm or corporation, excepting those salaried employees of Quest who are required to utilize such items in connection with the sale, inspection, repair or servicing of Products during the term of this Agreement or any extension thereof, or

b.  be disclosed to any person, firm or corporation, or copied or used by Quest, its employees or agents at any time following the expiration or termination of this Agreement or any extension thereof, except where such use is necessary in order to maintain or service Products still covered by the warranty at the time of such expiration or termination.  Rampart may require as a condition to any disclosure by Quest pursuant to this Section that any salaried employee to whom disclosure is to be made sign a secrecy agreement, enforceable by Rampart, containing terms satisfactory to Rampart.

Proprietary Information subject to Section 21.0 does not include information that: (i) is or later becomes available to the public through no breach of this Agreement by Quest; (ii) is lawfully obtained by the Quest from a third party who had the legal right to disclose the information to Quest; (iii) is already in the possession of Quest on the date this Agreement becomes effective, as documented by the Quest's written records; or (iv) is required to be disclosed by law, government regulation or court order, provided that the Quest shall give Rampart prompt written notice (and in any event prior to any disclosure) in the event that Quest believes that it is required by law, government regulation or court order to disclose such information and that Quest shall use all reasonable efforts to limit the scope of such disclosure and to obtain confidential treatment of disclosed information by the recipient thereof. In addition, Proprietary Information subject to Section 21.0 does not include information generated by Quest unless the information (i) is generated as a direct result of the performance of Quests duties under this Agreement and (ii) is not generated in the course of Quest’s other business activities.

22.0 APPLICABLE LAW

This Agreement shall be governed by, and interpreted and enforced in accordance with the laws in force in the Province of British Columbia (excluding any conflict of rules or principle which might refer such construction to the laws of another jurisdiction) and shall be treated in all respects as an Canadian contract. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Canada with respect to any matter arising hereunder or related hereto. The parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods to this contract and the sale of the products hereunder.

23.0 LIMITATION OF ACTIONS

Any action by either party for breach of this

Agreement must be instituted within one year after the expiration or termination of this Agreement.

24.0 SECRECY

Quest agrees not to disclose or use, except as required in Quest's duties, at any time, any Proprietary Information disclosed to or acquired by Quest during the term of this contract. Quest agrees that all Proprietary Information shall be deemed to be and shall be treated as a sole and exclusive property of Rampart.

25.0  FORCE MAJEURE

Neither party shall be liable in damages or have the right to terminate this Agreement for any delay or default in performing hereunder if such delay or default is caused by conditions beyond its control including, but not limited to Acts of God, Government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected.

Neither party shall be liable for any failure or delay in performance under this Agreement (other than for delay in the payment of money due and payable hereunder) to the extent said failures or delays are proximately caused by causes beyond that party's reasonable control and occurring without its fault or negligence, including, without limitation, failure of suppliers, subcontractors, and carriers, or party to substantially meet its performance obligations under this Agreement, provided that, as a condition to the claim of non-liability, the party experiencing the difficulty shall give the other prompt written notice, with full details following the occurrence of the cause relied upon. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

26.0 BREACH OF AGREEMENT

If Quest should be in breach of this agreement, material or otherwise, Rampart will notify Quest in writing and Quest will be required to remedy the breach within 30 days. Quest may request from Rampart an extension of time to remedy any breach and Rampart agrees to not unreasonably reject such request if Quest has made best efforts to perform its obligations under this Agreement.

27.0 COMPLETE AGREEMENT

This Agreement and any addendums attached hereto merges all prior negotiations and collateral agreements which may have been entered into between the parties and contains the full agreement in entirety between the parties hereto. No waiver, alternation, modification of this Agreement or any portion thereof, shall be valid unless executed in writing by both Rampart and Quest. No agent or representative of Rampart has any authority to make any representations, statements, warranties, or other agreements not herein expressed. This agreement shall not be binding upon Quest unless accepted by Rampart and signed by a duly authorized officer of Rampart.

Rampart Detection Systems Ltd.:

Acceptance: / s/ Dieter W. Blum

By:  Dieter W. Blum

QUEST Solution:

Acceptance: /s/ Kurt Thomet

By:  Kurt Thomet, President

(Name and Title)

Addendum 1

Rampart BeltGard Products include the following:

SKU	UOM	Product Name	Product Description	Distributor Price (CS$)*
BG48P		48” BeltGard SteelSPECT	Permanent Steel Cord Conveyor Belt Scanning System
BG72P		72” BeltGard SteelSPECT	Permanent Steel Cord Conveyor Belt Scanning System
BG96P		96” BeltGard SteelSPECT	Permanent Steel Cord Conveyor Belt Scanning System

BG48M		48” BeltGard SteelSPECT	Mobile Steel Cord Conveyor Belt Scanning System
BG72M		72” BeltGard SteelSPECT	Mobile Steel Cord Conveyor Belt Scanning System
BG96M		96” BeltGard SteelSPECT	Mobile Steel Cord Conveyor Belt Scanning System

BGRPU		Replacement BeltGard SteelSPECT RPU	Permanent SteelSPECT Remote Processing Unit (RPU)
BGPPU		Replacement BeltGard SteelSPECT PPU	Mobile SteelSPECT Processing Unit (PPU)
BGIC5P		Replacement BeltGard SteelSPECT Interconnect Cable	Permanent SteelSPECT Interconnect Cable – 5 meters
BGIC10P		Replacement BeltGard SteelSPECT Interconnect Cable	Permanent SteelSPECT Interconnect Cable – 10 meters
BGIC5M		Replacement BeltGard SteelSPECT Interconnect Cable	Mobile SteelSPECT Interconnect Cable – 5 meters
BGIC10M		Replacement BeltGard SteelSPECT Interconnect Cable	Mobile SteelSPECT Interconnect Cable – 10 meters
BGMP48		Replacement BeltGard SteelSPECT Mounting Plate	48” Permanent SteelSPECT Mounting Plate
BGMP72		Replacement BeltGard SteelSPECT Mounting Plate	72” Permanent SteelSPECT Mounting Plate
BGMP96		Replacement BeltGard SteelSPECT Mounting Plate	96” Permanent SteelSPECT Mounting Plate
BGMI		Replacement BeltGard SteelSPECT Shock Isolator

BGRD		BeltGard RipDECT (any width)	Permanent Rip Detection System

* = prices omitted from public filing

Addendum 2

BeltGard – Limited Warranty

1.)  WARRANTY STATEMENT

Rampart Detection Systems (RDS) warrants its BeltGard product to be free of any defects in materials or workmanship that would prevent it from functioning properly for one year from the date of purchase by the conveyor belt user.

2.)  GENERAL PROVISIONS

This warranty sets forth the full extent of RDS responsibilities regarding the BeltGard product. RDS, at its sole option, will repair, replace or refund the purchase price of the defective product. Although BeltGard is designed to withstand harsh environment, it is not warranted to never have failure and RDS does not warranty against incidental or consequential damages. Accordingly, in any use of the product in safety sensitive systems or other applications where failure could cause injury or loss of life, the product should only be incorporated in systems designed with appropriate redundancy, fault tolerant or backup features.

3.)  WHAT THIS WARRANTY COVERS

For products found to be defective within one year of purchase, RDS will have the option of repairing, replacing or refunding the purchase price of the defective product, if the following conditions are met:

A.

The defective product is returned to RDS for failure analysis as soon as possible after the failure occurs.

B.

An incident card filled out by the user, explaining the conditions of usage and the nature of the failure, accompanies each returned defective product.

C.

No evidence is found of abuse or operation of the products not in accordance with the published specifications, or of exceeding maximum ratings or operating conditions.

All failing products returned to RDS under the provisions of this limited warranty shall be tested to the product’s functional and performance specifications. Upon confirmation of failure, each product will be analyzed, by whatever means necessary, to determine the root cause of failure. If the root cause of failure is found to be not covered by the above provisions, then the product will be returned to the customer with a report indicating why the failure was not covered under the warranty.

This warranty does not cover defects, malfunctions, performance failures or damages to the unit resulting from use in other than its normal and customary manner, misuse, accident or neglect; or improper alterations or repairs. RDS may repair or replace, at its discretion, any product returned by its customers, even if such product is not covered under warranty, but is under no obligation to do so.

4.)  RECEIVING WARRANTY SERVICE

According to RDS warranty procedure, defective product should be returned only with prior authorization from RDS or its distributor.